Zentek Wins ISC Challenge to Develop

a Portable Detection Device for SARS-CoV-2
in Wastewater

Guelph, ON - November 4, 2021, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN) and OTC:PINK:ZENYF), a Canadian, IP development and commercialization company focused on next-gen healthcare solutions, announces it has been selected as one of three technologies for phase 1 of the Innovation Solutions Canada (ISC) challenge to develop a portable detection device for SARS-CoV-2 in wastewater. ZEN has received a $148,000 award from ISC to develop its first prototype.

"Our success in this ISC challenge is an important extension of Zentek's rapid detection platform based on the patent-pending DNA aptamer technology licensed from McMaster University. Although initial applications have been focused on rapid detection of SARS-CoV-2 in saliva, we believe that in working with our collaborators, we can expand the application to track the prevalence and potential spread of pathogens through detection in wastewater as well. This is further validation of our technology as a platform not only for the development of new aptamers to detect different pathogens, but also detecting pathogens in different ways. This award and challenge confirm the emphasis that the Government of Canada is placing on pathogen detection systems. We anticipate similar interest from other end users who are interested in early detection of pathogen outbreaks like cruise ships and among vulnerable or isolated populations," commented Greg Fenton, Zentek CEO.

ISC Challenge Overview

Zentek, in partnership with Dr. Yingfu Li, Dr. John Brennan, and Dr. Leyla Soleymani at McMaster University and Forsee Instruments Ltd., have been chosen to develop a prototype based on the Company's patent-pending aptamer-based saliva sensor to detect SARS-CoV-2 in wastewater samples within the next 4 months. The goal of the ISC challenge, sponsored by the Public Health Agency of Canada and the National Research Council of Canada, is to produce a portable end-to-end SARS-CoV-2 wastewater detection device used for wastewater monitoring and designed to remove delays in the test-to-result pipeline. An additional goal is to provide important outbreak surveillance data to public health units. The challenge is a competitive process whereby one solution that reaches the objectives of the program will receive $350,000 to further develop the prototype into a final, commercial-ready solution.

About Zentek Ltd.

Zentek is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.